N E W S R E L E A S E

June 7, 2016

Nevsun Completes the Zinc Flotation Plant and Commences Ore Commissioning

HIGHLIGHTS

  No lost time injuries occurred over the full duration of the zinc flotation plant construction
  Zinc flotation plant completed on time and under budget
  Commenced “hot” (ore) plant commissioning June 6, 2016
  Commercial production expected within three months with first concentrate sales anticipated August 2016
  Zinc concentrate marketing continues to attract significant interest

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (Nevsun or the Company) is pleased to announce the completion of the new zinc flotation plant at its Bisha Mine in Eritrea.  The new zinc flotation plant adds to the existing copper flotation and Bisha will continue to produce both copper and zinc for the remaining current nine-year primary reserve life.  The Company initiated ore commissioning of the combined plant on June 6, 2016. The plant was completed on time and well under budget, coincident with the exhaustion of the supergene ore.

Nevsun CEO Cliff Davis commented, “We are again very pleased with how the zinc plant expansion has progressed, on time and under budget. We look forward to reaching commercial production before the end of Q3. In the meantime, we will continue to accelerate the monetization of the DSO high grade gold equivalent stock piles so as to augment cashflow during 2016.”

This Bisha zinc expansion project will average over 100,000 tonnes (225 million pounds) of zinc and 20,000 tonnes (45 million pounds) of copper per year for the next nine years from mid-2016 and has excess capacity to absorb additional feed that might come from additional deposits without yet defined mineral reserves from Bisha deeps, Harena or Asheli.

Construction of the zinc expansion project is complete.  The project included replacement of the copper regrind mills with a new, more efficient IsaMillTM, identical to the regrind mill in the zinc plant.  Wet (i.e., cold) commissioning tests, utilizing air, water and slurry are now finished. Bisha has started hot commissioning using lower quality boundary material ore to start plant optimization and ramp-up, and to generate combinations of various copper, zinc and bulk concentrates until transition to commercial production later, utilizing primary ore. The commissioning process is anticipated to take no more than three months to complete and will allow the Company to optimize the efficiency of the plant and maximize recoveries of copper and zinc in their respective concentrates.

Some relatively minor fixes may need to be completed over the next few months as the plant is trialed, and final project costs will be reported in due course. The Company currently estimates the cost to be less than $80 million against a budget of $100 million.

As the total tonnage of copper and zinc concentrate produced going forward is expected to be similar to total copper concentrate quantities in 2015, there is no need for additional transport or shipping infrastructure upgrades.  The existing Rotainer trucking and loading system used to load, transport and unload concentrate materials for shipping continues to operate safely, efficiently and in an environmentally sound manner.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has over nine years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet with approximately US$300 million in cash, no debt and pays a peer leading quarterly dividend.  Nevsun is well positioned to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated power interruptions or failures due to electrical circuit failures or inadequate fuel quality or supply required to effectively operate power generators for the plant or otherwise or unexpected costs or repairs to the plant; (x) the Company incurs unanticipated costs as a result of the transition from the supergene ore phase of the Bisha mine to the primary ore phase or experiences challenges with lower quality boundary material ore, copper mineralogy or host pyrite minerals that impacts metallurgical recoveries and concentrate grades in the transition zone; or (xi) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2015, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2015, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com